

05057530

This Form CB contains _12_ pages, including all exhibits.



UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)   [ ]
Securities Act Rule 802 (Exchange Offer)   [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)   [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)   [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)   [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Citizen Electronics Co., Ltd., Miyota Co., Ltd.,
Cimeo Precision Co., Ltd.
_____
(Name of Subject Company)

N/A
_____
(Translation of Subject Company's Name into English (if
applicable))

Japan
_____
(Jurisdiction of Subject Company's Incorporation or Organization)

Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo 188-851, Japan
+81-424-68-1231
_____
(Name of Person(s) Furnishing Form)

Common Stock
_____
(Title of Class of Subject Securities)

N/A
_____
(CUSIP Number of Class of Securities (if applicable))

21971829v2



/

Citizen Electronics Co., Ltd.
  Takefumi Shirakabe
  1-23-1, Kamikurechi Fujiyoshida-shi Yamanashi-ken 403-0001, Japan
  +81-555-23-4121
Miyota Co., Ltd.
  Keiji Shiozaki
  4107-5, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano-ken
  389-0294, Japan
  +81-267-32-3331
Cimeo Precision Co., Ltd.
  Shigeyuki Gomi
  4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano-ken,
  389-0295 Japan
  +81-267-32-3232

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Citizen Electronics Co., Ltd. : June 10, 2005
Miyota Co., Ltd.   : June 13, 2005
Cimeo Precision Co., Ltd.   : June 9, 2005

(Date Tender Offer/Rights Offering Commenced)

2

21971829v2

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	English Translation of the Notice of the Resolution of the Shareholders' Meeting of Miyota Co., Ltd., dated June 28, 2005.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits, as applicable.

3

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Exhibits.

     Not applicable.

4

4

21971829v2

PART III - CONSENT TO SERVICE OF PROCESS

Citizen Watch Co., Ltd. filed with the Securities and Exchange Commission, concurrently with the furnishing of Form CB on May 17, 2005, a written irrevocable consent on Form F-X in connection with the furnishing of such original Form CB.

5

21971829v2

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citizen Watch Co., Ltd.

By: _M. Umehara_

Name: Makoto Umehara
Title: President & CEO
Date: June 29, 2005

6

Attachment A

7

Note to U.S. Residents

This notice of the resolution of the shareholders' meeting is an English-language translation of the original Japanese-language version.   To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

The stock-for-stock exchange transaction involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law that are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the stock-for-stock exchange transaction that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

28 June, 2005

To Shareholders

Yuzo Maekawa, President & CEO

Miyota Co., Ltd.

4107-5, Oaza Miyota, Miyotamachi, Kitasakugun

Nagano

Notice of Resolution at 77th Ordinary General Meeting of Shareholders

Dear Sir or Madam,

We would like to inform you of the reports and resolutions made at the 77th Ordinary General Meeting of Shareholders of Miyota Co., Ltd. which was held today.

Yours faithfully

Details:

Reports:

1. Operating report, balance sheet and statement of income for the 77th business term (year from 1 April 2004 through 31 March 2005)

    The contents of operating report, balance sheet and statement of income were reported.

2. Consolidated balance sheet and consolidated statement of income, and report of independent certified public accountants and corporate auditors' report on consolidated financial statements for the 77th business term (year from 1 April 2004 through 31 March 2005)

    They were reported.

Resolutions:

Proposals:

1. Approval for proposed appropriation of retained earnings for the 77th business term

    It was approved and passed as proposed.   It was resolved that the dividend be ¥ 7.00 per share.

2. Partial amendment of the Articles of Incorporation

    It was approved and passed as proposed.

    The details of the proposed amendment are as follows:

(Changes are underlined.)

Articles of Incorporation before modifications	Modified Articles of Incorporation
(Trade Name) Article 1 The trade name of the Company shall be <u>Miyota Kabushiki Kaisha</u> and <u>Miyota Co., Ltd.</u> in English.	(Trade Name) Article 1 The trade name of the Company shall be <u>CITIZEN MIYOTA Kabushiki Kaisha</u> and <u>CITIZEN MIYOTA CO., LTD.</u> in English.
(newly added provision)	Supplementary Rule: <u>The modification of the trade name shall become effective as from October 1, 2005, and before such effective date the trade name of the Company shall be Miyota Kabushiki Kaisha. This Supplementary Rule shall be deleted after such effective date.</u>
Supplementary Rule to Article 27: <u>Notwithstanding the provision of Article 27, any such statutory auditor as might have been in office before the end of the annual general meeting of shareholders relating to the business term ended March 31, 2003 shall remain in the office for the same period of three years as it was previously.</u>	(the prior Supplementary Rule to Article 27 is deleted)

3.   Approval for execution of the stock-for-stock exchange agreement between the Company and Citizen Watch Co., Ltd.

It was approved and passed as proposed.

The execution of the stock-for-stock exchange agreement under which the stock-for-stock exchange ratio between Citizen Watch Co., Ltd. and the Company shall be 1:2.18 was approved.   As a result thereof, the Company shall be a wholly owned subsidiary of Citizen Watch Co., Ltd. as of 1 October 2005.

4.   Election of 7 Directors

It was approved and passed as proposed.   Yuzo Maekawa, Yasuo Kamiyama, Taro Yamazaki, Shoichiro Miura, Keiji Shiozaki, Mikiro Ueda and Hideo Ogihara were elected and all 7 of them assumed the office as Directors.

5.   Election of 1 Corporate Auditor

It was approved and passed as proposed.   Konosuke Imai was elected and assumed the office as Corporate Auditor.

Pursuant to the resolution of the Meeting of the Board of Directors held after this Ordinary General Meeting of Shareholders, Yuzo Maekawa was elected as President & CEO and Yasuo Kamiyama as Managing Director and each of them assumed his office.

Pursuant to mutual election of Corporate Auditors held after this Ordinary General Meeting of Shareholders, Toshihiko Muramatsu was elected and assumed the office as Standing Auditor.

Payment of Dividends

Pursuant to the resolution of this Ordinary General Meeting of Shareholders, the dividends (¥ 7.00 per share) for the 77th business term will be paid.

1. For those shareholders who designated transfer of dividends to their bank account, please check upon the designated bank account shown on the enclosed "Statement of Dividends" and "Account for Transfer of Dividends."

2. For those shareholders who did not designate transfer of dividends to their bank account, please read the description on the back of the enclosed "Receipt of Dividends" and receive the payment of the dividends at the nearest bank during the period from Wednesday 29 June 2005 through Friday 29 July 2005.

Notice

In lieu of the public notice of accounting results, we publicize the balance sheet and the statement of income on our website <<http://www.miyota.com/finance/index.html>>.